Exhibit 99.2

China Digital TV Holding Co., Ltd.

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 19, 2016

INTRODUCTION

This proxy statement is furnished in connection with a solicitation of proxies by the Board of Directors of China Digital TV Holding Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), to be used at the Annual General Meeting of Shareholders (the “Annual General Meeting”) of the Company to be held at Company office, Jingmeng High-Tech Building B, 4th Floor, No.5 Shangdi East Road, Haidian District, Beijing 10005, People's Republic of China, at 10:00 a.m., Beijing time, and at any adjournment of the Annual General Meeting.

The Board of Directors has established November 21, 2016 as the date used to determine those record holders of the Company’s ordinary shares to whom the notice of the Annual General Meeting will be sent (the “Shareholders Record Date”). The Board of Directors has also established November 21, 2016 as the date used to determine those record holders of the Company’s American Depositary Shares (the “ADSs”) to whom the notice of the Annual General Meeting will be sent (the “ADS Holders Record Date”). If you properly cast your vote by executing and returning the enclosed proxy card (and, in the case of shareholders, if your proxy is not subsequently revoked), your vote will be voted in accordance with your instructions. If you execute and return the enclosed proxy card appointing the Chairman of the Annual General Meeting as your proxy but do not give instructions as to how to vote, your proxy will be voted FOR the proposal described in this proxy statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual General Meeting.

A shareholder executing a proxy may revoke it before it is exercised by giving written notice revoking the proxy to Mr. Nan Hao at the Company, by subsequently filing another proxy bearing a later date or by attending the Annual General Meeting and voting in person. A vote cast in accordance with the instructions of a proxy shall be valid notwithstanding (i) the death or unsoundness of mind, subsequent to the execution of the proxy but prior to the Annual General Meeting, of the shareholder who executes the proxy, or (ii) revocation of the proxy, if no written instrument setting forth such death, insanity or revocation shall have been received by the Company at its office as specified in the Notice of the Annual General Meeting no later than two hours prior to the commencement of the Annual General Meeting or of any adjournment of the Annual General Meeting. The attendance at the Annual General Meeting in person by a shareholder will automatically revoke any proxy given.

Quorum and Voting Requirements

Two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative holding shares representing in the aggregate no less than one third in nominal value of the total outstanding voting shares in the Company will constitute a quorum for all purposes.

The affirmative vote of a simple majority of the outstanding voting shares present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative is required to approve ordinary resolutions.

Expenses of Solicitation

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Annual General Meeting. The Company will reimburse the depositary bank for the ADSs, Deutsche Bank Trust Company Americas, for costs incurred by it in mailing proxy materials to ADS holders in accordance with the deposit agreement.

Annual Report

A copy of the Company’s Annual Report for the fiscal year of 2015 is available through the Company’s website at http://ir.chinadtv.cn. The Company will also provide a hard copy of the Company’s complete audited financial statements free of charge to the shareholders upon request. Our Annual Report does not constitute proxy soliciting material.

PROPOSALS

-	Ordinary Resolution to Re-elect Jianyue Pan as a Class III Independent Director
-	Ordinary Resolution to Re-elect Songzuo Xiang as a Class III Independent Director

Our Board of Directors currently consists of five members, each serving a three-year term. The terms of the directors are staggered. Two directors’ terms expire at this year’s Annual General Meeting and are eligible for re-election at the Annual General Meeting. The Board of Directors has nominated the incumbent directors, Jianyue Pan and Songzuo Xiang, for new terms to expire at the Annual General Meeting of Shareholders of the Company to be held in 2019.

Jianyue Pan is the founding General Partner of SummitView Capital, a leading China-based investment fund focusing on the semiconductor industry, and the Chairman of Tsinghua Entrepreneur and Executive Club. Since 1995, Mr. Jianyue Pan had been in charge of Synopsys China. He witnessed and supported the development of China's integrated circuit industry and the growth of Chinese semiconductor companies. From 2008 to 2015, Mr. Pan was the President of Asia-Pacific, Synopsys Inc., leading business as well as operations in the Asia-Pacific region, including China, Taiwan, Korea, India, Singapore, and Australia. Under Mr. Pan’s leadership, Synopsys has experienced significant growth throughout the Asia Pacific region. Also, several Synopsys subsidiaries throughout the Asia Pacific region have received industry recognitions, including Synopsys Taiwan which was awarded the Yushan Award, first prize in the 2012 Outstanding Business Awards, and Synopsys China was awarded the Best EDA & IP Vendor in China multiple times. On behalf of Synopsys and SummitView Capital, Mr. Pan led the investments in Spreadtrum, Maxscend, GigaDevice, Silver Basis (002786), Nanova, State Micro (HK2239) and Tsino Dynatron, among others. In 2015, Mr. Pan led the efforts to complete privatization of ISSI, a NASDAQ-listed company. Mr. Pan has a deep understanding of ecosystems within the semiconductor industry and extensive experience in multi-cultural business management, cross-border mergers, acquisitions and integration, and high-tech funding and investment. Mr. Pan has a Bachelor’s and Master's degree of Engineering from Tsinghua University and an EMBA from China-Europe International Business School.

Songzuo Xiang has been an independent director of our company since September 2008. Dr. Xiang is the editor-in-chief of the Global Business & Finance magazine, a Chinese business publication sponsored by the Development Research Center of the State Council. Dr. Xiang is currently a director and the chief executive officer of Hurray! Solutions Ltd. and a director of AirMedia Group Inc., both of which are listed on the Nasdaq Global Market. Dr. Xiang was also the chairman of Hurray! Solutions Ltd. from 2000 to 2003. From 1995 to 1998, Dr. Xiang was deputy director of the Fund Planning Department at the Shenzhen branch office of the People’s Bank of China. Dr. Xiang holds a master's degree in international affairs from Columbia University, a doctorate degree and a master's degree in economics from Renmin University of China and a bachelor's degree in mechanical engineering from Huazhong University of Science and Technology.

The Board of Directors recommends a vote FOR the re-election of Jianyue Pan and Songzuo Xiang.

OTHER MATTERS

As of the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Annual General Meeting. If other matters properly come before the Annual General Meeting, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

 /s/ Jianhua Zhu

Jianhua Zhu

Chief Executive Officer

Beijing, China